May 6, 2005

via U.S. Mail

Frans Koffrie
Chief Executive Officer
Buhrmann US Inc.
c/o Buhrmann NV
Hoogoorddreef 62,
1101 BE Amsterdam ZO
The Netherlands

Re:		Buhrmann US Inc.
			Form F-4 filed April 8, 2005
      File No. 333-123952
      Form 20-F for the period ended December 31, 2004
      Filed March 14, 2005

..

Dear Mr. Koffrie:

      We have limited our review of the above filing to a review of the consolidated income statements and the disclosure requirements specified in Items 10 and 11 of Form F-4 and we have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form F-4
General

1. Please update your registration statement to include your most recent interim financial statements, as published in the Form 6-K that you furnished on May 3, 2005. These statements should be reconciled to U. S. GAAP in accordance with Instruction 3(a) and
(b)
to Item 8.A.5 of Form 20-F, as referenced in Item 10(b) of Form F-
4.

2. Consistent with the requirements of Item 11 of Form F-4, please specifically delineate in the prospectus, the documents you are incorporating by reference.

Financial Statements

Consolidated Income Statements

3. We note your measures of "value added" and "gross profit" shown in your financial statements in the Form F-4 and your Form 6-K dated May
3, 2005, appear to exclude depreciation and amortization expense. We also note your measures of "costs of trade goods sold," "other costs of sales," and "purchase value trade goods sold" appear to exclude depreciation and amortization expense. We believe it will be necessary to revise your presentations to include the parenthetical notation advising readers of the amounts of depreciation and amortization excluded from but attributable to costs of sales or similarly titled measures to comply with SAB Topic 11:B.

On a related point, when using a functional based presentation under
IFRS, as you have done in preparing your subsequent interim financial statements, the guidance in paragraph 82 of IAS 1, consistent with US
GAAP, would preclude disclosing an incomplete measure of gross profit, excluding depreciation and amortization attributable to costs of sales. Please revise your measures of gross profit to reflect all costs of sales.

Closing Comments
	As appropriate, please respond to this letter within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	Please direct all accounting questions to Jonathan Duersch at 202-942-1761 or in his absence, Karl Hiller, Accounting Branch
Chief,
at 202-942-1981. All other questions relating to the above should be directed to Mellissa Campbell Duru, at (202) 942-1930, or in her absence, to the undersigned at (202) 942-1870. Direct all correspondence to the following ZIP code: 20549-0405.




      Sincerely,



      H.R. Schwall
							Assistant Director

cc: 	via facsimile
	Alexander Cohen, Esq.
	Latham & Watkins
      011 44 207 374 4460 (fax)

      J. Duersch
      K. Hiller
      M. Duru
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Buhrmann US Inc.
May 6, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE